UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Borealis Foods Inc.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

09973D105

(CUSIP Number)

Kenges Rakishev

300/26 Dostyk Avenue

Almaty, Kazakhstan 050020

(727) 355-0151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09973D105

1	NAMES OF REPORTING PERSONS Oxus Capital PTE. LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 13,822,119 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 13,822,119 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,822,119 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS) ☐
13	Percent of Class Represented by Amount in Row (11) 46.3% (2)
14	Type of Reporting Person (SEE INSTRUCTIONS) OO

(1)	Includes 5,352,477 common shares, par value $0.0001 per share (“Common Shares”), of Borealis Foods Inc. (the “Issuer”) and 8,469,642 Common Shares underlying private placement warrants (the “Private Warrants”) which are each exercisable to purchase a Common Share at $11.50 per share and which will become exercisable 30 days following February 7, 2024, held directly by Oxus Capital PTE. LTD. (“Oxus Capital”) and indirectly beneficially owned by Kenges Rakishev, who is the controlling shareholder of Oxus Capital. As a result, Mr. Rakishev may be deemed to have beneficial ownership of the securities directly held by Oxus Capital. Mr.Rakishev disclaims any beneficial ownership of the shares held by Oxus Capital, except to the extent of his pecuniary interest therein.
(2)	Based on the sum of 21,378,890 Common Shares outstanding as of the closing of the Business Combination (as defined below), as reported by the Issuer in its Current Report on Form 8-K filed on February 13, 2024 and 8,469,642 Common Shares underlying the Private Warrants.

CUSIP No. 09973D105

1	NAMES OF REPORTING PERSONS Kenges Rakishev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kazakhstan

Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 13,822,119 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 13,822,119 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,822,119 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS) ☐
13	Percent of Class Represented by Amount in Row (11) 46.3%(2)
14	Type of Reporting Person (SEE INSTRUCTIONS) IN

(1)	Represents 13,822,119 Common Shares of the Issuer and 8,469,642 Common Shares underlying the Private Warrants held directly by Oxus Capital and indirectly beneficially owned by Kenges Rakishev, who is the controlling shareholder of Oxus Capital. As a result, Mr. Rakishev may be deemed to have beneficial ownership of the securities directly held by Oxus Capital. Mr.Rakishev disclaims any beneficial ownership of the shares held by Oxus Capital, except to the extent of his pecuniary interest therein.
(2)	Based on the sum of 21,378,890 Common Shares outstanding as of the closing of the Business Combination (as defined below), as reported by the Issuer in its Current Report on Form 8-K filed on February 13, 2024 and 8,469,642 Common Shares underlying the Private Warrants.

EXPLANATORY NOTE

The Common Shares, deemed to be beneficially owned by the Reporting Persons (as defined below) reported on this Schedule 13D (this “Schedule 13D”) were previously reported as ordinary shares of Oxus Acquisition Corp. (“Oxus”), par value $0.0001 per share (“Ordinary Shares”), on a Schedule 13G as most recently filed with the Securities and Exchange Commission (the “SEC”) on February 3, 2022. On February 7, 2024 (the “Closing Date”), Oxus consummated its business combination (the “Business Combination”) with Borealis Foods, Inc. (“Borealis”) and 1000397116 Ontario Inc., an Ontario corporation and a wholly owned subsidiary of Oxus (“Newco”), pursuant to which, among other things,  (a) Oxus domesticated and continued as a corporation under the laws of the Province of Ontario, Canada (Oxus as the continuing entity, “New Oxus”); (b)  Newco and Borealis amalgamated (the “Borealis Amalgamation”, and the amalgamated corporation resulting therefrom, “Amalco”), with Amalco surviving the Borealis Amalgamation as a wholly-owned subsidiary of New Oxus; and (c)  immediately following the Borealis Amalgamation, New Oxus and Amalco amalgamated (the “New Borealis Amalgamation”), with the Issuer surviving the New Borealis Amalgamation.

In connection with the Business Combination, New Oxus issued an aggregate of 21,378,890 common shares of New Oxus (“New Oxus Common Shares”), which, upon completion of the New Borealis Amalgamation, survived and continued as common shares of the Issuer.

Going forward, the Reporting Persons (as defined below) will be reporting beneficial ownership of securities of the Issuer on a Schedule 13D rather than a Schedule 13G.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Shares of Borealis Foods Inc. (f/k/a Oxus Acquisition Corp.), a corporation incorporated under the laws of Canada. The address of the principal executive office of the Issuer is 1540 Cornwall Rd. #104, Oakville, Ontario L6J7W5.

Item 2. Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” This statement is filed on behalf of:

●	Oxus Capital PTE. LTD., a Singapore limited company; and

●	Mr. Kenges Rakishev, a Kazakhstan citizen.

The principal business address of Oxus Capital is 8 Howard Road No.03-06 Novelty BizCenter, Singapore 369585. The principal business address of Mr. Kenges Rakishev is 300/26 Dostyk avenue, Almaty 050020, Kazakhstan.

(c) The principal business of Oxus Capital was to advise and support Oxus in identifying and acquiring one or more businesses or entities in connection with its initial business combination, which it completed in connection with the closing of the Business Combination with Borealis. The principal occupation of Mr. Rakishev is serving as a public company director, a global investor and entrepreneur, and prior to the closing of the Business Combination, the non-executive Chairman and a director of Oxus.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Oxus Capital purchased from Oxus an aggregate of 8,625,000 Class B Ordinary Shares (as may be converted to Class A Ordinary Shares from time to time, the “Founder Shares”) for a purchase price of $25,000, or approximately $0.003 per share, on March 22, 2021. On June 10, 2021 and July 14, 2021, Oxus Capital forfeited an aggregate of 4,312,500 Founder Shares. In July 2021, Oxus Capital transferred 50,000 Founder Shares to each of Oxus’ independent director nominees at their original purchase price. Oxus Capital held approximately 4,162,500 Class B Ordinary Shares before the initial public offering (“IPO”) of Oxus.

Simultaneously with the consummation of the IPO and the underwriters’ exercise of over-allotment option in full, pursuant to a Private Placement Warrants Purchase Agreement, dated September 2, 2021, Oxus Capital purchased an aggregate of 8,469,642 Private Warrants, each exercisable to purchase one Ordinary Share at $11.50 per share, at an average price of $1.00 per warrant for an aggregate purchase price of $8,469,642. The warrants, which were converted into warrants for Common Shares of the Issuer in connection with the Business Combination, will become exercisable 30 days following February 7, 2024 and expire on February 6, 2029.

Borealis executed a note purchase agreement with Sponsor on October 21, 2022 (the “Note Purchase Agreement”, as amended and restated on November 14, 2022) for an aggregate principal amount of $20,000,000, which funding was completed by Oxus Capital on December 9, 2022.

On April 5, 2023, 1,500,000 of Class A Ordinary Shares held by Oxus Capital were converted to 1,500,000 Class B Ordinary Shares on a one-to-one basis, at the option of Oxus Capital.

Upon the closing of the Business Combination, all Founder Shares held by Oxus Capital automatically converted to the Common Shares of the Issuer on a one-to-one basis. Oxus Capital forfeited 750,000 Common Shares for no consideration pursuant the Sponsor Support Agreement, dated February 23, 2023, by and among Oxus Capital, Oxus and Borealis. On the Closing Date, the convertible notes issued by Borealis to Oxus Capital pursuant to the Note Purchase Agreement automatically converted into 2,189,977 Common Shares of the Issuer. Furthermore, pursuant to an incentive agreement dated as of September 22, 2023, by and between Kanat Mynzhanov and Oxus Capital, and an incentive agreement dated as of September 22, 2023, by and between Askar Mametov and Oxus Capital, Oxus Capital transferred 200,000 and 50,000 Common Shares of the Issuer, to Mr. Mynzhanov and Mr. Mametov, respectively. After giving effect to the transactions described above, Oxus Capital holds 5,352,477 Common Shares of the Issuer.

The 5,352,477 Common Shares held by Oxus Capital are subject to the Lock-Up Agreement as described in Item 6. Oxus Capital may distribute these Common Shares to its members in respect of their underlying interests therein following the expiration of the lock-up period prescribed under the Lock-Up Agreement. None of the Private Warrants are subject to the Lock-Up Agreement. The foregoing descriptions of the Sponsor Support Agreement, the Note Purchase Agreements and the incentive agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of the respective agreement. The source of funds for the transactions reported above was capital contributions from the member of Oxus Capital.

Item 4. Purpose of Transaction

The information in the Explanatory Note and Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired their interest in the Issuer for investment purposes and in connection with the transactions described above and review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the lock-up of the Common Shares held by Oxus Capital (described in Item 6 below), the Issuer’s financial position, results of operations, price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take or propose to take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional Common Shares (or other securities of or interests in the Issuer) or disposing of all or a portion of Common Shares (or other securities of or interests in the Issuer) beneficially owned in the public markets, in privately negotiated transactions or otherwise, and potentially entering into derivative or other transactions that increase or decrease the Reporting Persons’ economic interest in or control over the Issuer. Subject to the Lock-Up Agreement and applicable law, Oxus Capital expects to distribute to its members Common Shares it holds.

Subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

(a) and (b) Calculation of the percentage of Common Shares beneficially owned is based on 21,378,890 Common Shares outstanding as of the date hereof, as reported by the Issuer in its Current Report on Form 8-K filed on February 13, 2024, and taking into account the Common Shares underlying the warrants beneficially owned by the Reporting Persons, as applicable.

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Oxus Capital is the record holder of 5,352,477 Common Shares and 8,469,642 Private Warrants. Mr. Rakishev is the controlling shareholder of Oxus Capital and has voting and investment discretion with respect to the securities held of record by Oxus Capital.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as set forth in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transaction in securities of the Issuer in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of the Schedule 13D is incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the Business Combination, on the Closing Date, Oxus Capital, Oxus, and certain other equity holders of Oxus and the Issuer (together, the “Holders”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”) whereby Issuer is obligated, within 30 days of the Closing Date, to file a registration statement to register the resale of the Common Shares, warrants and Common Shares underlying the warrants held by the Holders and to use reasonable best efforts to cause the registration statement to become effective as soon as reasonably practical after the initial filing of the registration statement. The Registration Rights Agreement also provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Lock-Up Agreement

In connection with the closing of the Business Combination, on the Closing Date, Oxus Capital and Oxus entered into a Lock-Up Agreement (the “Lock-Up Agreement”), which provides, subject to certain exceptions, the Holders shall not transfer their Common Shares until (a) with respect to 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the common shares of the Issuer equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the Closing Date or (b) with respect to the remaining 50% of such shares, for a period ending on the earlier of the one-year anniversary of the Closing Date and the date on which the common shares of the Issuer equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period following the Closing Date.

The description of the Registration Rights Agreement and Lock-Up Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreements, which is filed as Exhibit B and Exhibit C, respectively, hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of February 14, 2024, by and among the Reporting Persons (filed herewith).
Exhibit B	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 1, 2023).
Exhibit C	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 1, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	Oxus Capital PTE. LTD.

	By:	/s/ Yuta N. Delarck
	Name:	Yuta N. Delarck
	Title:	Attorney-in-Fact*

/s/ Yuta N. Delarck
Yuta N. Delarck, Attorney-in-Fact for Kenges Rakishev*

*	The Powers of Attorney given by each of Oxus Capital PTE. LTD. and Kenges Rakishev were previously filed as exhibits 24.1 to the Form 3s filed by Oxus Capital PTE. LTD. and Kenges Rakishev with the SEC on September 2, 2021, respectively, and are herein incorporated by reference.

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Borealis Foods Inc., an Ontario corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: February 14, 2024	Oxus Capital PTE. LTD.

	By:	/s/ Yuta N. Delarck
	Name:	Yuta N. Delarck
	Title:	Attorney-in-Fact*

/s/ Yuta N. Delarck
Yuta N. Delarck, Attorney-in-Fact for Kenges Rakishev*

*	The Powers of Attorney given by each of Oxus Capital PTE. LTD. and Kenges Rakishev were previously filed as exhibits 24.1 to the Form 3s filed by Oxus Capital PTE. LTD. and Kenges Rakishev with the SEC on September 2, 2021, respectively, and are herein incorporated by reference.

[Borealis Foods Inc. – Joint Filing Agreement]